December 10, 2018

David J. Endicott
Chief Executive Officer
Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg, Switzerland

       Re: Alcon Inc.
           Form 20-F
           Filed November 13, 2018
           File No. 001-31269

Dear Mr. Endicott:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F filed November 13, 2018

Our Markets, page 5

1. Please identify the sources of your industry statistics and market data. To the extent any anticipated growth rates or market data that you discuss are based on internal projections, please revise to provide a description of how these estimates were calculated. Your disclosure should describe any material assumptions used in such calculations.
The Vision Care Market, page 7

2. Please tell us whether the increased sales premium per patient mentioned in the first bullet point on page 8 reflects any customary rebates or discounts as mentioned on page 130.
Outstanding Customer Relationships..., page 13

3. Please clarify the ratings you received in your commissioned surveys. In this regard, it is unclear the comparisons that were used and whether those comparisons were part of your
 David J. Endicott
FirstName LastNameDavid J. Endicott
Alcon Inc.
Comapany10, 2018
December NameAlcon Inc.
December 10, 2018 Page 2
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FirstName LastName
         commissioned studies or whether your studies were compared to your competitors'
         commissioned studies.
Reasons for the Separation and Spin-off, page 16

4. Please disclose whether the board of directors considered alternatives to the spin-
         off transaction and, if so, why those alternatives were not pursued. Also, disclose why you decided to effect the spin-off at this time and the relevant factors you considered with regard to timing.
5.       Clarify what you mean by a "more nimble medical device company."
6. Balance your disclosure here to discuss with equal prominence the negative factors on page 77.
What are the conditions to the spin-off?, page 25

7. We note your disclosure that certain conditions may be waived by Novartis. Please indicate the conditions that may be waived.
Will Alcon incur any debt prior to or at the time of the spin-off?, page 27

8. We note your disclosure that you anticipate securing $3.5 billion in debt financing immediately prior to the spin-off. Please tell us the status of any negotiations for debt financing and whether the debt financing is a condition to the spin-off. Also, tell us whether you plan to file the debt financing agreement as an exhibit to the registration statement before effectiveness.
Failure to comply with law..., page 50

9. Please provide more specificity regarding the subject of the investigations mentioned in this risk factor. Also, quantify the portion of your business derived from your activities in the referenced geographical locations so that an investor will understand the extent of the risk discussed.
Our voluntary market withdrawal..., page 52

10. Clarify (1) the reason for the voluntary withdrawal and (2) the types of claims and other actions you may be subject to in connection with the withdrawal. Reasons for the Spin-Off, page 76

11. Tell us whether the board considered lost synergies or a less diversified business as negative factors in effectuating the spin-off.
 David J. Endicott
FirstName LastNameDavid J. Endicott
Alcon Inc.
Comapany10, 2018
December NameAlcon Inc.
December 10, 2018 Page 3
Page 3
FirstName LastName
Opportunity and Risk Summary, page 128

12. Discuss the challenges that led to the turnaround plan you disclose in this section. Add appropriate risk factor disclosure to discuss any material risks to your business relating to those challenges.
Item 5. Operating and Financial Review and Prospects
Results of Operations
Nine Months ended September 30, 2018 compared to the nine months ended September 30,
2017, page 132

13. We reference your disclosure that the increase in surgical sales was due to double-digit growth of AT-IOLs as well as continued growth in consumables and equipment. Please revise your disclosure to discuss the underlying reasons for the double-digit growth in
         AT-IOL and the growth in equipment service revenues and sales of vitreoretinal equipment. For example, disclose if the increase was driven by new product offerings, demand or pricing changes. Refer to Item 5.A.1 of Form 20-F and
Section III.D of SEC
         Release No. 33-6835.
2016 compared to 2015, Net sales by segment, page 145

14. We note the reference to "equipment lifecycle" in both the cataract and refractive markets in your discussion of surgical sales for the year ended December 31, 2016. Please revise to explain the equipment lifecycle and how it impacts your surgical equipment revenue.
Note 22. Transactions with related parties, page F-62

15. We reference page 116 which states that you will create your own financial, administrative, corporate governance and listed company compliance and other support systems or contract with third parties for support functions that were previously provided by Novartis. Please tell us how you considered Question 2 of SAB Topic 1:B related to disclosure of an estimate of the expenses that would have been incurred on a standalone basis for each year in which an income statement is required. Condensed Combined Interim Financial Statements
Note 3. Selected critical accounting policies, Revenue recognition, page F-86

16. We note from page 91 that your surgical market includes sales of implantables, consumables and surgical equipment including associated technical, clinical and service support and training. On page F-17 you disclose that surgical equipment may be sold together with other products and services under a single contract. To help us better understand your accounting, please address the following:

             Describe to us the different types of sales arrangements you have with your customers, identify the products and services included in each type of arrangement,
 David J. Endicott
Alcon Inc.
December 10, 2018
Page 4
          and tell us the circumstances under which the items noted above are sold as part of a bundled sales arrangement.
          Identify for us your separate performance obligations under the contracts that govern your arrangements and explain the related accounting treatment.
          Tell us if you loan or otherwise provide surgical equipment at reduced or no cost in any of these arrangements with the obligation to purchase consumables. If so, please describe any minimum purchase requirements and how you account for the sales arrangements.
17. We note from page F-17 that you recognize revenue from surgical equipment through cash and installment sales as well as under finance and operating lease arrangements.
      Please address the following:

          Describe to us the different payment and financing terms you offer in your sales arrangements for surgical equipment and explain how they result in revenue from the arrangement being recognized as a cash sale, installment sale, finance lease, or operating lease.
          Tell us how you account for each of the four types of arrangements. Quantify for us the revenue recognized under financing and operating lease
          arrangements for the periods presented in the combined financial statements.
          Tell us how you considered the disclosures required by paragraph 56 of IAS 17 related to operating leases.
          Explain to us how you considered the disclosure requirements of paragraph 16(A)(l) of
          IAS 34 and paragraphs 114 115 of IFRS 15 as it relates to the separate presentation of revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz,
Assistant Director, at 202-551-3528 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid J. Endicott
                                                           Division of
Corporation Finance
Comapany NameAlcon Inc.
                                                           Office of
Electronics and Machinery
December 10, 2018 Page 4
cc:       Scott Bennett
FirstName LastName